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Brad Podowski · 2nd

Film Producer & Screenwriter

Greater Chicago Area · 254 connections · Contact info

BP Video+

Columbia College Chicago

Highlights

1 mutual connection

You and Brad both know Jonny Price

About

First and foremost, I am a storyteller. I work within various mediums, primarily in video production and graphic design. I am the owner of BP Video+, a company who focuses on producing promotional videos for businesses in
the Chicago Southland. I help my customers achieve better brand awareness and exposure by providi... see more



Articles & activity

254 followers

How to Create an Engaging Business Video

Brad Podowski
Published on LinkedIn

Father David J. Simonetti, the owner of Communio Sauces, was looking for a brand video that highlighted their core values in a creative way. Their motto, "It's More ...see more

4 Likes • 1 Comment

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Congratulations on the book, James!
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Congratulations, Paul!
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Thank you, Karina! Where did you rate the movie? On IMDB or...
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Experience

Business Owner
BP Video+
Mar 2007 – Present · 12 yrs 8 mos
Mokena, IL

I am the owner/operator of BP Video+. BP Video+ is an established video boutique, who has served the Chicago Southland for over 8 years. I have had the privilege to work with clients such as AOL, Allstate and Aurelio's Pizzeria, as well as many local, small businesses.

I specialize in business profile videos for the web. However, whether it's a simple, cost effective video meant to boost your web or social media presence, or a finely polished full-scale production, we will always strive to exceed your expectations.

Marketing Graphic Designer
PBS Companies
Jun 2014 – Present · 5 yrs 5 mos
Crete, IL

I am responsible for the design of all collateral marketing materials, management of the company's websites and producer of all of the video content.

Producer, Screenwriter, Co-Director
Redemption Way
Jun 2016 – Aug 2017 · 1 yr 3 mos

I wrote, produced and co-directed my debut feature film, "Redemption Way," which acquired worldwide distribution and is an official selection at the 2018 Christian Worldview Film Festival.

Redemption Way is about a Christian hospice nurse who struggles when her best fr... See more

Education

Columbia College Chicago
B.A., Film/Video Production
1999 – 2002

Lincoln Way High School

Volunteer Experience

Graphic Designer / Video Producer
Living Creek Christian Church
Apr 2012 • 1 mo

Skills & Endorsements

Video Production · 20
Don Levesque and 19 connections have given endorsements for this skill

Graphic Design · 15
Gene Kiepura and 14 connections have given endorsements for this skill

Video · 13
Mark Borst and 12 connections have given endorsements for this skill

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Recommendations

Received (0) | Given (1)

Kanisha Brookins
Sr. Administrative Assistant at Deloitte
May 11, 2017, Brad managed Kanisha directly

Kanisha was a pleasure to work with. She was on-time, engaged, generous and hard-working. It has been a pleasure getting to know her. She would be a great asset to any company.

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